EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE - MKT: ASM
TSX-V: ASM
July 26, 2017	FSE: GV6

Avino Silver & Gold Mines Ltd. Second Quarter 2017 Financial Results to be Released on Wednesday, August 2, 2017

Avino Silver and Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; "Avino" or "the Company") plans to announce its Second Quarter 2017 financial results after the market closes on Wednesday, August 2, 2017.

In addition, the Company will be holding a conference call for analysts and investors on Thursday, August 3, 2017 at 8:00 a.m. PDT (11:00 a.m. EDT).

Conference Call Numbers:

•	Toll Free Canada & USA: 1-800-319-4610

•	Outside of Canada & USA: 1-604-638-5340

No pass-code is necessary to participate in the conference call; participants will have the opportunity to ask questions during the Q&A portion of the call.

Participants should dial in 10 minutes prior to the conference.

The conference call will be recorded and the replay will be available on the Company’s website within one hour following the conclusion of the call.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing approximately 500 people. Avino produces from its wholly owned Avino and San Gonzalo Mines near Durango, Mexico, and is currently planning for future production at the Bralorne Gold Mine in British Columbia, Canada. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

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David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.